UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                         SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*

                          GenVec, Inc.
                        (Name of Issuer)

                 Common Stock, $0.001 par value
                  (Title of Class of Securities)

                           37246C109
                        (CUSIP Number)

                       Jeffrey I. Martin
                   Rho Capital Partners, Inc.
                152 West 57th Street, 23rd Floor
                    New York, New York 10019
                          212-751-6677
        (Name, Address, and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                       November 28, 2003
     (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

-----------------------
1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         This Amendment No. 1 to Schedule 13D for GenVec, Inc., a Delaware corporation (the "Issuer"), amends a statement on Schedule 13D, dated August 21, 2003, with respect to the beneficial ownership by Rho Capital Partners, Inc., a New York corporation ("Rho"), and its controlling shareholders Joshua Ruch, Habib Kairouz and Mark Leschly, of shares of Common Stock, par value $0.001 per share, of GenVec, Inc. This Amendment is filed to amend items 6 and 7 in the Schedule 13D as previously filed.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         An affiliate of Rho, Rho Investment Partners "H", L.P., entered into a Loan Modification Agreement, dated November 28, 2003 (the "Agreement"), with Hudson Trust, Nautilus Trust and certain other parties. Pursuant to the Agreement, and upon the occurrence of certain conditions, such Rho affiliate may became eligible to purchase an additional 1,639,929 shares of the Issuer's Common Stock, representing 3.2% of the Issuer's Common Stock outstanding (as of the date of the Issuer's most recent Form 10-Q), in consideration for the cancellation of a previously contracted debt.

         Until the occurrence of the conditions specified in the Agreement, however, Rho and its affiliate do not have investment control and do not have voting control over any of such 1,639,929 shares of the Issuer's Common Stock covered by the Agreement. Neither Rho nor its affiliate has the right to acquire investment or voting control over any such shares within the next 60 days.

         Except as described or referred to above, there are no contracts, arrangements, understandings or relationships among the reporting persons, or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits

         A copy of the Loan Modification Agreement, dated November 28, 2003, is filed as Exhibit A hereto.

                            SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2003.



RHO CAPITAL PARTNERS, INC.


By:  /s/ Joshua Ruch
   ------------------------------
   Title: Chief Executive Officer



JOSHUA RUCH

/s/ Joshua Ruch
----------------------------


HABIB KAIROUZ

/s/ Habib Kairouz
----------------------------


MARK LESCHLY

/s/ Mark Leschly
----------------------------